SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Digital World Acquisition Corp.

(Name of Issuer)

Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one Redeemable Warrant

(Title of Class of Securities)

25400Q204

(CUSIP Number)

September 8, 2021

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400Q204
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Valence Portfolios, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 2,425,000
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 2,425,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,425,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%[1]
12.	Type of Reporting Person (See Instructions) OO

1 Based upon 29,883,484 Units outstanding as of September 8, 2021 (consisting of 28,750,000 Units sold in the Issuer's initial public offering and 1,133,484 Private Placement Units), as reported in the Issuer’s Form 8-K filed with the SEC on September 16, 2021.

CUSIP No. 25400Q204
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 2,425,000
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 2,425,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,425,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%[1]
12.	Type of Reporting Person (See Instructions) OO

1 Based upon 29,883,484 Units outstanding as of September 8, 2021 (consisting of 28,750,000 Units sold in the Issuer's initial public offering and 1,133,484 Private Placement Units), as reported in the Issuer’s Form 8-K filed with the SEC on September 16, 2021.

CUSIP No. 25400Q204
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 2,425,000
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 2,425,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,425,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%[1]
12.	Type of Reporting Person (See Instructions) IA, PN

1 Based upon 29,883,484 Units outstanding as of September 8, 2021 (consisting of 28,750,000 Units sold in the Issuer's initial public offering and 1,133,484 Private Placement Units), as reported in the Issuer’s Form 8-K filed with the SEC on September 16, 2021.

CUSIP No. 25400Q204
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 2,425,000
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 2,425,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,425,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%[1]
12.	Type of Reporting Person (See Instructions) IN

1 Based upon 29,883,484 Units outstanding as of September 8, 2021 (consisting of 28,750,000 Units sold in the Issuer's initial public offering and 1,133,484 Private Placement Units), as reported in the Issuer’s Form 8-K filed with the SEC on September 16, 2021.

Item 1.
(a)	Name of Issuer
Digital World Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices
78 SW 7th Street Miami, FL 33130

Item 2.
(a)	Name of Person Filing
D. E. Shaw Valence Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship

  D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
  D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
  D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

  David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one Redeemable Warrant

(e)	CUSIP Number
25400Q204

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership

As of September 8, 2021:

(a)	Amount beneficially owned:

	D. E. Shaw Valence Portfolios, L.L.C.:	2,425,000 Units

	D. E. Shaw & Co., L.L.C.:	2,425,000 Units This is composed of 2,425,000 Units in the name of D. E. Shaw Valence Portfolios, L.L.C.
	D. E. Shaw & Co., L.P.:	2,425,000 Units This is composed of 2,425,000 Units in the name of D. E. Shaw Valence Portfolios, L.L.C.
	David E. Shaw:	2,425,000 Units This is composed of 2,425,000 Units in the name of D. E. Shaw Valence Portfolios, L.L.C.

(b)	Percent of class:

D. E. Shaw Valence Portfolios, L.L.C.:	8.1%
D. E. Shaw & Co., L.L.C.:	8.1%
D. E. Shaw & Co., L.P.:	8.1%
David E. Shaw:	8.1%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:

D. E. Shaw Valence Portfolios, L.L.C.:	-0- Units
D. E. Shaw & Co., L.L.C.:	-0- Units
D. E. Shaw & Co., L.P.:	-0- Units
David E. Shaw:	-0- Units

(ii)	Shared power to vote or to direct the vote:

D. E. Shaw Valence Portfolios, L.L.C.:	2,425,000 Units
D. E. Shaw & Co., L.L.C.:	2,425,000 Units
D. E. Shaw & Co., L.P.:	2,425,000 Units
David E. Shaw:	2,425,000 Units

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw Valence Portfolios, L.L.C.:	-0- Units
D. E. Shaw & Co., L.L.C.:	-0- Units
D. E. Shaw & Co., L.P.:	-0- Units
David E. Shaw:	-0- Units

(iv)	Shared power to dispose or to direct the disposition of:

D. E. Shaw Valence Portfolios, L.L.C.:	2,425,000 Units
D. E. Shaw & Co., L.L.C.:	2,425,000 Units
D. E. Shaw & Co., L.P.:	2,425,000 Units
David E. Shaw:	2,425,000 Units

David E. Shaw does not own any Units directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 2,425,000 Units as described above constituting 8.1% of the outstanding Units and, therefore, David E. Shaw may be deemed to be the beneficial owner of such Units. David E. Shaw disclaims beneficial ownership of such 2,425,000 Units.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below, each of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: September 20, 2021

D. E. Shaw Valence Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw